EXHIBIT A (11)

  DESCRIPTION OF TRANSFER AND REDEMPTION PROCEDURES FOR MODIFIED SINGLE PREMIUM
                   VARIABLE LIFE INSURANCE POLICIES ISSUED BY
AMERICAN SKANDIA LIFE ASSURANCE CORPORATION PURSUANT TO RULE 6e-3(T)(b)(12)(iii)


This document sets forth the administrative procedures that will be followed by American Skandia Life Assurance Corporation ("American Skandia" or the "Company") in connection with the issuance of its modified single premium variable life insurance policy or (the "Policy" or "Policies"), the transfer of assets held thereunder, and the redemption by Owners of their interests in said Policies. The document also describes the method that American Skandia will use in adjusting the payments and cash values when a Policy is exchanged for a fixed benefit insurance policy pursuant to Rule 6e-3(T)(b)(13)(v)(B).

I.       PURCHASE AND ISSUANCE OF POLICIES

A.       PREMIUMS AND UNDERWRITING STANDARDS

The Policy is a modified single premium variable life insurance policy. The Policy permits the Owner to pay a single premium. The minimum Premium is generally $10,000, however, we may accept less under certain circumstances. The maximum Premium we accept without prior approval by our home office is $500,000. We will determine the Face Amount using the Premium as the Net Single Premium for the Insured's age, risk class and gender, where permitted. If the Owner is seeking a specific Face Amount, the Premium will depend on the Insured's age, risk class, and gender, where permitted. American Skandia requires the Owner to submit an Application and may require additional information, including, but not limited to, some of the Insured's medical records. The Policies will be offered and sold pursuant to established underwriting standards and in accordance with state insurance laws, which prohibit unfair discrimination among Owners, but recognize that premiums must be based upon factors such as age, health or occupation.

B.       APPLICATION AND INITIAL PREMIUM PROCESSING

Upon receipt of a completed Application, American Skandia will follow certain insurance underwriting (i.e., evaluation of risks) procedures designed to determine whether the applicant is eligible for simplified standards for determining insurability. Standard underwriting may involve such verification procedures as medical examinations and may require that further information be provided by the proposed Insured before a determination can be made. As part of our standards, we will not issue a Policy if, as of the Policy Date, the Insured would be less than Age 20 or older than Age 90. A Policy will not be issued until underwriting procedures have been completed.

If a premium is submitted with the Application, a temporary insurance agreement may be issued during the underwriting period if certain requirements are met. Temporary insurance ends 45 days after the Application is signed, even if the underwriting period exceeds 45 days. If Temporary Insurance is not issued, insurance coverage will begin once American Skandia has accepted the Application and agreed to issue a Policy, subject to submission of the Premium.

C.       PREMIUM ALLOCATION

In the application for a Policy, the Owner can allocate the initial premium using one or more variable investment options and/or a Fixed Allocation. The Fixed Allocation provides a fixed interest rate guarantee provided by American Skandia's general account. American Skandia initially invests the portion of premium allocated to variable investment options in the AST Money Market Sub-account unless the Owner submits a "return waiver" In Writing before the Issue Date, where permitted by law. Generally, American Skandia transfers the Account Value in the AST Money Market Sub-account to the variable investment options the Owner requested as of the Valuation Date which is on or immediately after the 15th day after the date we issue a Policy.


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II.      TRANSFER AMONG INVESTMENT OPTIONS

Each variable investment option is invested in an underlying mutual fund or portfolio of an underlying mutual fund and are Sub-accounts of the Separate Account. Each Sub-account invests exclusively in one Portfolio. The Owner may transfer Account Value between these investment options, however, no transfers are permitted when the Policy is in its "grace period." The Company retains the right to impose a limit of not more than 12 transfers per Policy Year, including transfers involving Fixed Allocations.

Requests for transfers must be In Writing unless American Skandia receives a prior written authorization from the Owner permitting transfers based on instructions the Company receives over the phone. A transfer will take effect on the date the Company's requirements are met and received at the Company's Office, unless a later date is designated in the request for a transfer.

III.     "REDEMPTION" PROCEDURES: SURRENDER AND RELATED TRANSACTIONS

A.       SURRENDER FOR CASH VALUE

An Owner may surrender the Policy after the end of the free-look period as long as the Insured is alive. If the Policy is surrendered, the Company will pay the Owner the Cash Value. A surrender request must be In Writing. American Skandia prices surrenders, as of the date the Company's requirements are met and received at the Company's Office.

B.       PARTIAL WITHDRAWALS

Partial withdrawals are allowed while the Insured is alive, except where permitted by law. A partial withdrawal may not be taken until after the end of the "free-look" period. The maximum partial withdrawal amount at any time is equal to 90% of the current Account Value less any applicable contingent deferred sales charge and contingent deferred tax charge. Funds taken as a partial withdrawal cannot be put back into the Policy.

A partial withdrawal reduces the Account Value by an amount equal to the amount of the partial withdrawal. Unless instructed differently, Account Value is taken from the variable investment options and the Fixed Allocations in the same proportion as Account Value in the investment options on the Valuation Date such Account Value is taken.

A partial withdrawal reduces the Death Benefit. It also reduces the Guaranteed Minimum Death Benefit in the same proportion as the Account Value is reduced by the partial withdrawal. The Death Benefit is reduced because the Account Value, which is used in calculating the Death Benefit, has been reduced.

The Company charges any applicable contingent deferred sales charge and contingent deferred tax charge on the portion of any partial withdrawal that is not treated as a "free withdrawal" or for which we waive such charges under the medically-related waiver provision. We take these charges pro-rata from the investment options from which we take the Account Value as a result of the partial withdrawal. In any Policy Year the maximum amount you can take as a free withdrawal is the greater of Growth or 10% of the Premium.

The contingent deferred sales charge is a percentage of any amount being surrendered or withdrawn: (a) during the first nine (9) Policy Years; and (b) that, according to our rules, is a withdrawal of Premium, not a withdrawal of Growth, according to the following schedule:


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                           Policy Year        Percentage

                                1                7.75
                                2                7.50
                                3                7.25
                                4                6.50
                                5                5.75
                                6                5.00
                                7                4.25
                                8                3.50
                                9                2.75
                               10+               0.00

C.       DEATH BENEFIT CLAIMS

As long as the Policy remains in force, American Skandia will usually pay the Death Proceeds to the named Beneficiary, unless the Policy is contested. The Death Proceeds are based on the Death Benefit as of the date the Company receives all requirements for paying a death claim and are satisfied that the death claim can be paid. These requirements include, but are not limited to, receipt of a valid death certificate and information necessary to make payments to each Beneficiary. Payment of the Death Proceeds may be postponed as permitted pursuant to the relevant provisions of the Investment Company Act of 1940.

The Death Proceeds equal the Death Benefit under the Policy less any Debt plus any interest amount required by law. The Death Benefit will be priced as of the date American Skandia's requirements are met and received at their Office. The Death Proceeds are paid as a lump sum or in accordance with payment options described in the Policy or any other payment option selected by the Beneficiary and agreed to by American Skandia. Generally, the Beneficiary can choose a lump sum or one of the settlement options. However, the Owner may choose the method of payment if such instruction is received and agreed to by American Skandia In Writing before the Insured's death.

D.       POLICY GRACE PERIOD AND REINSTATEMENT

There is no minimum Cash Value if the Owner has not taken a loan (i.e. no Debt). American Skandia will inform the Owner if the Policy's Cash Value equals or is less than zero on a Monthly Processing Date. Such Monthly Processing Date is the beginning of the grace period which lasts 61 days. At that time American Skandia will inform the Owner of the additional amount to pay to reestablish any Cash Value. No payment is required. However, if no additional payment is made, the Policy remains in force with the Death Benefit equal to the Guaranteed Minimum Death Benefit as of the beginning of the grace period.

If there is any Debt on the Policy, there must always be enough Cash Value so that after deduction of any charges on a Monthly Processing Date, the Cash Value is more than zero. If the Cash Value would be zero or less after we deduct charges, American Skandia will send the Owner a notice providing a 61-day "grace period" to send American Skandia a required amount. If this amount is not paid by the end of the grace period, the Policy ends without value.

Regardless of any outstanding Debt, an Owner cannot take a partial withdrawal in excess of an amount that would cause the Policy's Cash Value to be equal to or less than zero.

If the Policy lapses, the Owner may apply for reinstatement of the Policy. American Skandia must receive such application In Writing at the Company's Office within three years of the date the lapse occurred as measured from the end of the grace period. In order to reinstate the Policy, the Owner must pay a reinstatement amount, including any applicable charges and any Debt and the Company may require satisfactory evidence of insurability.



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E.       MEDICALLY-RELATED WAIVER

A medically-related waiver is the Company's waiver of the contingent deferred sales charge and the contingent deferred tax charge that would otherwise apply to a partial withdrawal or surrender. American Skandia will consider waiving the contingent deferred sales charge and contingent deferred tax charge, where allowed by law, if the Company receives all of their requirements. These requirements include, but are not limited to, satisfactory proof In Writing that the Insured (the last surviving Insured if there is more than one Insured) has continuously been confined to a long-term care facility, such as a nursing home or a hospital, as defined in the Policy, and that such confinement started after the Issue Date. A partial withdrawal under a medically-related waiver has the same impact on the remaining benefits that results from any other partial withdrawal.

F.       ACCELERATED DEATH BENEFIT

The Company may pre-pay a portion of the Death Proceeds to the Insured in the form of an accelerated death benefit. The maximum the Company will pay, before any reductions, is the lesser of 50% of the Required Death Benefit or $250,000. The actual amount is reduced by a 12-month interest rate discount (currently 6.0%) and a pro-rata portion of any Debt. The Company will only make payment if we receive all our requirements, including but not limited to, proof satisfactory to us In Writing that the Insured (the last surviving Insured if there are two Insureds) became terminally ill, as defined in your Policy: (a) at least 30 days after the Issue Date; or (b) as a result of an accident that occurred after the Issue Date. Any such payment reduces the Account Value, the Premium, the Guaranteed Minimum Death Benefit and any Debt in the same ratio as the Required Death Benefit is reduced as of the Valuation Period such a payment is made.

G.       POLICY LOANS

An Owner may obtain a cash loan from American Skandia using Account Value as collateral. The aggregate amount of all loans (including the currently applied for loan) may not exceed 90% of the current Account Value less an applicable Contingent Deferred Sales Charge and Contingent Deferred Tax Charge.

When a loan is taken, Account Value equal to the loan amount, is moved to the Loan Account. Unless American Skandia is instructed differently, Account Value is moved from the variable investment options and the Fixed Allocations in the same proportion as Account Value is invested in the investment options on the Valuation Date such Account value is moved. The Loan Account is a mechanism used to ensure that any outstanding Debt remains fully secured by the Account Value.

Interest will accrue on the Debt at an annual rate of 6% per year, compounded yearly, in arrears. Each Policy Anniversary Year that the loan is not repaid, an amount equal to any unpaid interest is added to the Debt. The Debt and the Account Value in the Loan Account are equalized each Policy Anniversary. The amounts allocated to the Loan Account will bear interest at a rate of 4% per year for "standard loans" and 6% for "preferred loans", compounded yearly, in arrears. The portion of any outstanding loans supported by Account Value drawn from Growth is treated as a preferred loan. The portion of any outstanding loans supported by Account Value drawn from other than Growth is treated as a standard loan.

The Owner is not required to repay the loan while the Insured is alive, except when an amount is due to keep the Policy in force or upon reinstatement. The amount of Debt is reduced by the amount of any loan repayment. Any standard loan will be repaid before any preferred loan. A loan repayment is allocated to the variable and fixed investment options pro-rata based on the Account Value in each investment option as of the Valuation Period the loan repayment is received.

The impact of a loan on the Account Value may be positive or negative. If the Account value transferred to the Loan Account earns more than that earned in the investment options, the loan will have a positive impact on the Account Value and on the Required Death Benefit. If the Account value transferred to the Loan Account earns less that that earned in the investment options, the loan will have a negative impact on the Account Value and on the Required Death Benefit.

H.       MISSTATEMENT

The Company will adjust the amount of the Death Proceeds to conform to the facts if the age or gender of an Insured is incorrectly stated.

I.       EXCHANGE FOR FIXED LIFE INSURANCE POLICY

Once the Policy is issued, it may be exchanged for a non-variable life insurance policy on the life of the insured by allocating all of the Account Value to the Fixed Allocation, which provides a guaranteed fixed interest rate supported by American Skandia's general account. Such non-variable policy will be provided without any evidence of insurability. American Skandia will not issue a new contract. However, the Account Value will be limited to the fixed allocation. The non-variable life insurance policy will have an amount at risk which is equal to or less than the amount at risk on the date the Owner requests the exchange. Additional premiums may be required at a later date. The Company reserves the right to make available a new policy issued by itself or an affiliated company.